DEBEVOISE & PLIMPTON LLP

July 29, 2005

Sondra Stokes

Office of the Chief Accountant

Sharon Virga

Senior Staff Accountant

Division of Corporate Finance

Dean Suehiro

Senior Staff Accountant

Division of Corporate Finance

Michele M. Anderson, Esq.

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Verizon Communications Inc.

Registration Statement on Form S-4 – Registration No. 333-124008

Dear Ms. Stokes, Ms. Virga, Mr. Suehiro and Ms. Anderson:

This letter responds to the question you raised yesterday regarding the reasons that Verizon Communications Inc. (“Verizon”) does not estimate in the Verizon Registration Statement on Form S-4 the range of “specified liabilities” that may form the basis for a purchase price adjustment pursuant to the merger agreement between Verizon and MCI, Inc. (“MCI”).

Background

Verizon began due diligence activities in September 2004 in connection with a potential transaction with MCI. Given the history of MCI’s predecessor, Worldcom, Verizon’s due diligence activities focused particular attention on the status of bankruptcy, administrative and certain tax claims, the accuracy of recorded liabilities and the potential for any significant unrecorded liabilities.

MCI indicated that as of January 23, 2003 (the proof of claim bar date) there were more than 56,000 proofs of claim filed with an aggregate face value of more than $1 trillion. These claims comprised equity-based and creditor claims, including certain U.S. federal and state tax matters through MCI’s emergence from bankruptcy in April 2004, but not international tax liabilities. Over the course of discussions with Verizon, MCI described its internal claims review process and settlement procedures, as well as the nature of various claims including duplicate claims, legal claims, meritless claims and procedural dispositions. In addition, Verizon was provided with selected information regarding international tax matters in countries in which MCI has operations, some of which matters involved complicated issues such as transfer pricing matters. As of February 14, 2005, the date Verizon and MCI reached agreement on the original purchase price for their merger and the purchase price adjustment provisions in the merger agreement, there were over 4,000 outstanding bankruptcy claims, with an aggregate face value of more than $39 billion (excluding procedural objections). In addition, significant international tax matters remained unresolved.

In connection with Verizon’s due diligence procedures in this area, Verizon determined that specialized professional expertise (e.g., foreign tax law experts) will be necessary, and that the volume of the information required to review and evaluate the claims was so large and the claims were so complex that Verizon could not, at the time the merger agreement was signed, reasonably estimate the required cash payments related to these matters. As a result, Verizon negotiated a purchase price adjustment provision not typically found in public company acquisition agreements. These provisions would adjust the purchase price if the specified liabilities exceeded an agreed amount, currently $1,775 million.

When either Verizon or MCI notifies the other party that it believes the closing of the merger will occur within 120 days, MCI is required to provide Verizon with a schedule describing all specified liabilities and the status of those specified liabilities. The merger agreement provides that Verizon and MCI will then use their best efforts to agree upon the final amount of any remaining specified liabilities. If Verizon and MCI are unable to agree, an independent arbitrator will make the final determination.

In preparing its registration statement on Form S-4, Verizon considered whether any purchase price adjustment should be reflected in the pro forma financial information in light of the possibility that the specified liabilities would exceed the purchase price adjustment threshold of $1,775 million. Verizon’s consideration included the authoritative and interpretative guidance described below.

Guidance

Article 11 of Regulation S-X and the SEC Staff’s Training Manual, Topic Three – Division of Corporation Finance (the “Staff Training Manual”) are the principal sources of guidance and information for preparing pro forma financial information. In addition, Verizon reviewed other recent Form S-4 filings, including the registration statement filed by SBC Communications earlier this year in connection with its merger with AT&T, for consistency and validation of its understanding of typical pro forma adjustments. Verizon also consulted with Ernst & Young LLP (“Ernst & Young”), Verizon’s independent registered public accounting firm, on matters pertaining to the pro forma financial presentation, and, in particular, presentation of the potential downward purchase price adjustment.

Section 2(b)(6) of Article 11 of Regulation S-X provides that pro forma adjustments, such as the specified liabilities purchase price adjustment, must be factually supportable. In addition, Section 2(b)(8) of Article 11 of Regulation S-X states that if a transaction is structured such that significantly different results may occur, additional pro forma presentations, including sensitivity analyses, should be provided to give effect to the range of possible results.

According to the Staff Training Manual, the objective of pro forma financial information is to illustrate only the “isolated and objectively measurable (based on historically determined amounts) effects of a particular transaction while excluding effects that rely on highly judgmental estimates of how historical management practices and operating decisions may or may not have changed as a result of that transaction.” The Staff Training Manual further describes pro forma adjustments as those that give effect to events that are “directly attributable to each specific transaction, factually supportable, and expected to have a continuing impact.” Other items, including material nonrecurring charges (which treatment Verizon believes could result in the event there were a material charge to earnings) are not to be included in the pro forma income statements, but are instead to be disclosed in a footnote and clearly indicated as not being included in the pro forma information.

Verizon believes that pro forma financial information is also guided by the premise that a future transaction – in this case, a purchase transaction – should be recorded using current information. Consequently, Verizon would apply Statement of Financial Accounting Standards No. 141 at acquisition. Paragraphs 25 to 27 of SFAS No. 141 describe situations in which purchase accounting is affected by contingencies as to the amount of consideration paid, including situations in which amounts are placed in escrow pending resolution of disputes (which may eventually be returned to the transferor). Paragraph 26 of SFAS No. 141 indicates that the contingency is not recorded at the close of the acquisition unless the outcome of the contingency is “determinable beyond a reasonable doubt.”

Discussion

Verizon believes that the amount of any purchase price adjustment related to the specified liabilities, as well as the amount of several other categories of costs and benefits, including restructuring charges, potential cost savings and the impact of change in control and similar provisions, as described in Pre-Effective Amendment No. 4 to Verizon’s Registration Statement on Form S-4, at Note 2(5) to the pro forma financial information and on page 134, are not factually supportable from Verizon’s perspective for the purpose of preparing pro forma financial information, and are therefore not includable as adjustments to the pro forma financial information. Verizon has disclosed the existence of these cost and benefit categories, as well as the fact that they are not reflected in the pro forma financial information. Verizon based this approach on its interpretation of the guidance contained in the Staff Training Manual.

As a result of subsequent discussions with the Staff regarding Verizon’s Registration Statement on Form S-4, Verizon enhanced the pro forma disclosure to include a sensitivity analysis, as well as information about significant assumptions. MCI also provided financial information related to recorded liabilities that correspond to the specific liabilities categories as of December 31, 2004 and March 31, 2005 that provides additional context to the range of MCI’s estimated specified liabilities that could result in a purchase price adjustment from zero to $0.60 per MCI share. However, Verizon remains of the view that any specific amount of purchase price adjustment, or any amount of adjustment in the range provided by MCI, would not, from Verizon’s perspective, be factually supportable for the purposes of preparing pro forma financial information. Verizon did, however, disclose its reasons for believing that an estimated purchase price adjustment amount would not be factually supportable – principally because the merger agreement provides that MCI will determine its estimate of the ultimate amount of the specified liabilities and present that determination to Verizon within 120 days prior to the closing of the merger. At that point, Verizon will determine, after discussions and negotiations with MCI, whether it agrees with MCI’s estimate, and any disagreements will be resolved by an arbitrator. In order for Verizon to evaluate MCI’s estimate, it will need to perform significant, detailed analyses of highly complicated bankruptcy claims and domestic and international tax matters, which MCI has performed over a period of months and years.

Conclusion

Given the authoritative guidance of Article 11 of SEC Regulation S-X and SFAS No. 141 (i.e., amount of contingency not beyond a reasonable doubt), as well as the Staff’s interpretative guidance contained in the Staff Training Manual, Verizon continues to believe that any purchase price adjustment that might be determined by Verizon for the specified liabilities would not, from Verizon’s perspective, be factually supportable at this time for the purpose of preparing pro forma financial information, and that the additional disclosure it has provided in this regard is intended to assist MCI’s stockholders in understanding of the nature of this unusual contingency.

Verizon has consulted with Ernst & Young, and they believe Verizon’s interpretations and conclusions contained herein are reasonable and supportable.

However, if the Staff, after considering the foregoing discussion, believes that additional disclosure is warranted, Verizon proposes to provide further disclosure as follows:

Developing an estimate of the specified liabilities amount is a highly fact-intensive process. While MCI has informed Verizon that it has performed an extensive internal review in determining its estimate of the range of the amount of specified liabilities, Verizon has not, is not required to and is not able to prepare an accurate estimate at this time. For this reason, Verizon has used a zero purchase price adjustment for the specified liabilities in preparing the pro forma financial information. As of the date of this proxy statement and prospectus, Verizon does not have information regarding the specified liabilities equivalent to that used by MCI to prepare its estimated range of specified liabilities.

Verizon also proposes to insert a line item in the preliminary estimate of the purchase price table that highlights an estimated downward adjustment, with zero attributed to this item, similar to the restructuring costs appearing on the following page.

Additional clarifying language would also replace similar sections of text provided in our supplementary letter dated July 26, 2005. The attached markup incorporates the proposed disclosure provided to the Staff on July 26, 2005, with changes proposed in this letter.

* * * *

We appreciate the opportunity to furnish the enclosed revised disclosure in advance of filing our amendment to the S-4. If you would like to discuss this letter or the enclosed revised disclosure, please contact the undersigned of Debevoise & Plimpton LLP at (212) 909-6698 or Michael Kaplan of Davis Polk & Wardwell at (212) 450-4111.

Sincerely yours,

William D. Regner

Enclosures

cc.:	Albert Pappas, Esq., Staff Attorney, SEC

Marianne Drost, Esq., Verizon Communications Inc.

Jeffrey Rosen, Esq., Debevoise & Plimpton LLP

Anastasia Kelly, Esq., MCI, Inc.

Phillip Mills, Esq., Davis Polk & Wardwell

NOTES TO UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—Continued

2. Purchase Price

The following is a preliminary estimate of the purchase price for MCI:

		(dollars and shares in millions)
Number of shares of MCI common stock estimated to be outstanding (1)	286.3
Exchange ratio	.5743

Number of shares of Verizon common stock issued to holders of MCI common stock	164.4
Multiplied by assumed price per share of Verizon common stock	$35.52	$5,839
Estimated downward adjustment for specified liabilities		—
Estimated transaction costs		60

Estimated purchase price		$5,899

For the purpose of this pro forma analysis, the above estimated purchase price has been allocated based on a preliminary estimate of the fair value of assets and liabilities to be acquired. There has been no downward adjustment assumed for the specified liabilities in excess of $1,775 million as described in the merger agreement. This downward adjustment, if any, would be based on the excess of the specified liabilities over $1,775 million. However, the following sensitivity analyses have been provided to reflect a range of potential pro forma financial results for the three months ended March 31, 2005 if there were a downward purchase price adjustment, recorded as an expense.

Developing an estimate of the specified liabilities amount is a highly fact-intensive process. While MCI has informed Verizon that it has performed an extensive internal review in determining its estimate of the range of the amount of specified liabilities, Verizon has not, is not required to and is not able to prepare an accurate estimate at this time. For this reason, Verizon has used a zero purchase price adjustment for the specified liabilities in preparing the pro forma financial information. As of the date of this proxy statement and prospectus, Verizon does not have information regarding the specified liabilities equivalent to that used by MCI to prepare its estimated range of specified liabilities.

Adjustment to Special Cash Dividend

	Amount of Adjustment Per MCI Share			(dollars in millions, except per share amounts)
Amount of Adjustment		Adjusted Special Cash Dividend	Net Income Effect	Per Diluted Share Effect
$ 100	$.30	$1,516	$(52)	$(.02)
200.61		1,429	(104)	(.03)
300.91		1,342	(156)	(.05)
400	1.21	1,256	(208)	(.07)
500	1.52	1,169	(260)	(.09)
1,000	3.03	735	(521)	(.17)

For the information in the preceding table, since the unaudited pro forma condensed consolidated statement of income for the three months ended March 31, 2005 was prepared as if the merger had occurred on January 1, 2004 and the unaudited pro forma condensed consolidated balance sheet was prepared as if the merger had occurred on March 31, 2005, and since the special cash dividend had not been paid by MCI as of those dates, the unaudited condensed consolidated pro forma financial information assumes the amount of the special cash dividend is paid as cash merger consideration.

Adjustment to Stock Purchase Price

	Amount of Adjustment Per MCI Share		(dollars in millions, except per share amounts)
Amount of Adjustment		Adjusted Stock Purchase Price	Per Diluted Share Effect
$100	$.30	$5,814	$(.02)
200.61		5,726	(.03)
300.91		5,640	(.05)
400	1.21	5,553	(.07)
500	1.52	5,466	(.08)
1,000	3.03	5,033	(.17)

NOTES TO UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—Continued

For purposes of the unaudited pro forma condensed consolidated financial statements, the estimated allocation to acquired identifiable intangible assets is expected to be within the following general categories:

•	Customer contracts and relationships.

•	Rights of way contracts, patents and other intangible assets.

These estimates will be adjusted if the final identifiable intangible asset valuation, which is expected to be complete within 12 months from the completion of the merger, generates amounts that differ from the $2,917 million estimate, which is amortizable over five years.

In accordance with the requirements of SFAS No. 142, “Goodwill and Other Intangible Assets,” any goodwill and any acquired indefinite-lived intangibles associated with the merger will not be amortized.

(4)	The fair value of the long-term debt was determined based on quoted market prices of MCI’s Senior Notes as of March 31, 2005.

(5)	Certain restructuring and other charges will be recorded subsequent to the merger that, under purchase accounting, may or may not be treated as part of the purchase price of MCI. These costs are not currently estimable or factually supportable and as such have not been reflected in the unaudited pro forma condensed consolidated financial statements.

Under the purchase price adjustment mechanism, which is based on the amount of previously-paid specified liabilities plus the amount of remaining specified liabilities at closing, the full amount of the merger consideration is at risk. However, MCI currently estimates that the amount of specified liabilities could range between an amount that would not result in any adjustment to the purchase price and an amount that would result in an adjustment to the purchase price of $0.60 per MCI share. MCI’s $124 million settlement with the State of Mississippi on May 9, 2005, related to taxes assessed against MCI’s predecessor and other tax matters, will be included in the calculation of the specified liabilities amount and was taken into account in preparing the range set out above. In order to determine this estimate, MCI conducted an extensive internal review. This review involved the relevant MCI legal, bankruptcy and tax experts and MCI business personnel, as well as consultation with MCI outside professional advisers on financial accounting, legal, tax and bankruptcy matters, and was conducted under the supervision of MCI’s senior management. MCI then reviewed available information, including financial statement accruals, with the relevant personnel to estimate a range of values for those items, taking into account a reasonable range of possible outcomes on the various definitional issues, as well as a reasonable range of possible outcomes on various factual issues (for example, whether a particular contingent liability will result in a claim as of the closing of the merger, and what amount of cash will be required to satisfy a particular contested liability). This analysis was discussed at length among the relevant MCI personnel and professional advisors, presented to MCI management, and reviewed by MCI’s board of directors. A breakdown of the estimate among various categories of specified liabilities, the corresponding amounts of recorded liabilities on MCI’s balance sheet as of December 31, 2004 and March 31, 2005, and the corresponding claim amount is described in the table below.

The definition of specified liabilities in the merger agreement includes the sum of paid specified liabilities and MCI and Verizon’s (or an arbitrator’s) best estimate of the amount of cash required to satisfy the remaining specified liabilities at closing. This definition differs in several important respects from the US GAAP standard used by MCI to determine amounts shown as recorded liability amounts as of December 31, 2004 and March 31, 2005. Because the US GAAP standard differs from the merger agreement best estimate method, historical financial information and the recorded liability amounts do not govern the determination, and should not be used by MCI stockholders as a prediction, of the final specified liabilities amount that may give rise to a purchase price adjustment.

In preparing the estimated range of specified liabilities included in the table, Verizon has relied on MCI’s estimate of the range of specified liability amounts that will be outstanding at closing. MCI has advised Verizon that its range represents MCI management’s estimate, based in part on its claim settlement experience, as to the amount of cash required to satisfy the remaining specified liabilities, taking into account relevant factors. These factors include factors not taken into account for financial accounting purposes, for example, the possibility that a particular claim will not be asserted and the potential to apply offsetting amounts in determining the liability for the purposes of the adjustment. Verizon has not reviewed MCI’s estimated range included in the table or verified MCI’s estimate. Verizon has not developed, nor is Verizon required at this time to develop, an independent estimate with respect to the amount of the specified liabilities.

When either Verizon or MCI notifies the other party that it believes the closing of the merger will occur within 120 days, MCI is required to provide Verizon with a schedule describing all specified liabilities and the status of those specified liabilities. The merger agreement provides that Verizon and MCI will then use their best efforts to agree on the final amount of any remaining specified liabilities. If Verizon and MCI are unable to agree, an independent arbitrator will make the final determination.

NOTES TO UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—Continued

RECORDED LIABILITY AND SPECIFIED LIABILITIES AMOUNTS

(in millions except per share impact)

	Face Value of Claim Amount at June 30, 2005 (1)		Recorded Liability at December 31, 2004 (2)	Recorded Liability at March 31, 2005 (3)		Estimate of Range of Specified Liabilities Amount as of June 30, 2005
						High		Low
Bankruptcy Claims, including pre-petition and administrative expense claims but not including tax claims (4)	$5,783		$301	$239		$195	(7)	$157
Domestic Tax Claims, including administrative expense claims	$1,370		$786	$876		$748	(8)	$540
International Income Tax Liabilities	—	(5)	$810	$783	(6)	$727	(9)	$727
Previously-Paid Specified Liabilities				$56		$230		$221
Estimated Interest to Closing						$66		$58
Total						$1,966		$1,703
Per share impact (10)						$0.58		$0.00

(1)	Does not include claims subject to procedural objections.
(2)	Includes reserves and liabilities in the category of items that could be included in the determination of specified liabilities. Also, includes a pro-rated portion of 2004 income taxes believed to be administrative claims and therefore included in the computation of specified liabilities.
(3)	Adjustments from December 31, 2004 to March 31, 2005 are ordinary course changes in accordance with MCI’s accounting practices, including new accruals and accounting for payments, including an additional accrual for the Mississippi tax claim. The accounting changes from December 31, 2004 to March 31, 2005 are not made for purposes of determining the specified liabilities amount, although common factors may ultimately affect the computation of the specified liabilities amount.
(4)	Administrative expense claims have been taken into account in the Bankruptcy Claims and Domestic Tax Claims, including both administrative expense claims that are separately stated, and administrative expense claims that are part of a larger claim and not separately stated or quantified. MCI does not have the information to state separately the amount of all administrative expense claims.
(5)	Non-U.S. tax liabilities are imposed on subsidiaries that were not debtors in the bankruptcy proceeding. These amounts are not claims but are included in determining the specified liabilities amount.
(6)	The international tax liabilities are comprised of underlying liabilities denominated predominantly in euros. As of December 31, 2004 and March 31, 2005, the amount of euro-denominated liabilities included above were approximately $663 million and $629 million respectively. These amounts were converted to U.S. dollars using exchange rates of .73779 euro/U.S. dollar and .77286 euro/U.S. dollar as of December 31, 2004 and March 31, 2005 respectively.
(7)	The estimated range for the amount of specified liabilities in this category differs from the recorded liability at March 31, 2005 principally due to matters settled or resolved since March 31, 2005. Amounts paid through June 30, 2005 are reflected in the paid specified liabilities amount.
(8)

The estimated range for the amount of specified liabilities in this category differs from the recorded liability at March 31, 2005 to reflect reductions for items that are not expected to become claims by the closing of